December 1, 2006

VIA FACSIMILE & OVERNIGHT COURIER
(202) 772-9210

Barbara C. Jacobs
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	NetSol Technologies, Inc.
Amendment No. 1 to Registration Statement on S-3
Filed October 20, 2006
File No. 333-138103

Dear Ms. Jacobs:

Please find our response to your comment letter dated November 16, 2006.

General

1.
We note your disclosure that the Company provided each investor notice to exchange your Convertible Notes on October 18, 2006, and that the exchange date was October 30, 2006. Please update your disclosure to address the status and impact of this exchange. In this regard, we note the disclosure in note 13 to your Form 10-QSB for the quarter ended September 30, 2006.

The Convertible Notes were exchanged for shares of Series A Preferred Stock on October 30, 2006 pursuant to the exchange notice. We have modified the disclosure on page 3 to indicate as such.

Selling Stockholders, page 10

2.
Revise your disclosure in footnotes (4) and (6) to clarify whether the natural persons named also have voting and/or investment control over the securities being registered for the accounts of The Tail Wind Fund Ltd. and Crestview Capital Master, LLC, respectively.

We have revised our disclosure in footnotes (4) and (6) to clarify whether the natural persons named also have voting and/or investment control over the securities being registered for the accounts of Tail Wind Fund Ltd and Crestview Capital Master LLC, as follows:

Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd. (“Tail Wind”), and David Crook is the CEO and controlling shareholder of TWAM. Therefore, TWAM and Mr. Crook may be deemed to have voting and/or investment control over the shares of common stock owned by Tail Wind. Each of TWAM and Mr. Crook expressly disclaims any equitable or beneficial ownership of the shares being referred to hereunder and held by Tail Wind. Tail Wind is not affiliated with a broker-dealer and, acquired the securities in the ordinary course of business. At the time of the acquisition, Tail Wind had no agreements, arrangements or understandings with any other person, either directly or indirectly, to dispose of the securities. The shares of common stock consist of 1,666,667 shares underlying the Preferred Stock and 833,334 shares of common stock underlying the Warrants and 115,431 issuable in lieu of cash interest due under the Convertible Notes. Subject to the Ownership Limitation (defined below), Tail Wind would own a total of 2,615,432 shares of Common Stock, including 1,666,667 shares of Common Stock issuable upon conversion of 2,750 Preferred Stock , and 833,334 shares of Common Stock issuable upon exercise of Warrants issued to Tail Wind on such date and shares issuable as interest payments due under the Convertible Notes. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Tail Wind’s Preferred Stock and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in Tail Wind having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), Tail Wind disclaims beneficial ownership of any and all shares of Common Stock that would cause Tail Wind's beneficial ownership to exceed the Ownership Limitation.

Crestview Capital Master, LLC (“Crestview”) is a limited liability company whose sole manager is Crestview Capital Partners, LLC. Mr. Robert Hoyt is the Manager of Crestview Capital Partners. Mr. Stewart R. Flink and Mr. Daniel Warsh, as managers of Crestview Capital Partners, have voting and/or investment control over the Securities being registered for the account of Crestview Capital Master, LLC. Messrs. Flink and Warsh disclaim beneficial ownership of such shares. Stewart Flink, a manager of Crestview Capital Partners, is the controlling shareholder of Dillon Capital, Inc., a broker-dealer, registered under the NASD. All securities to be resold were acquired in the ordinary course of business. At the time of acquisition, Crestview had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. The shares of common stock consist of 909,088 shares of common stock underlying the Preferred Stock; 454,546 shares of common stock underlying the Warrants; and, 62,962 as payment of interest due under the Convertible Note. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Crestview’s Preferred Stock and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in Crestview having beneficial ownership of 4.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), Crestview disclaims beneficial ownership of any and all shares of Common Stock that would cause Crestview to exceed the 4.9% Ownership Limitation.

3.	With respect to any selling stockholders that are affiliates of registered broker-dealers, expand the prospectus disclosure to identify them and indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Only Maxim Partners, LLC, and Crestview Capital Master, LLC are affiliates of any registered broker-dealers. None of the selling stockholders had any agreements, understandings, or arrangements with any other persons, either directly or indirectly, to dispose of the securities. The disclosure in the prospectus in footnotes 6 and 9 has been revised to include this expanded disclosure for Crestview Capital Master, LLC and Maxim Partners, LLC.

Plan of Distribution, page 12

4.
We note your statement that the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. Please confirm that NetSol Technologies and the selling stockholders are aware of CF Tel. Interp. A. 65.

The Selling Stockholders, with the exception of Maxim Partners, acknowledged in the Convertible Note and Warrant Purchase Agreement that they were aware of CF Tel Interp A. 65. Maxim Partners has made separate acknowledgements to the Company.

5.
We note your disclosure that you have advised the selling security holders that the anti-manipulation rules of Regulation M may apply to the sale of shares in the market. Please revise to state that selling security holders must conduct their sales in accordance with all rules promulgated under the Exchange Act, including those provided under Regulation M.

We have updated our disclosure to include the statement that the selling security holders must conduct their sales in accordance with all rules promulgated under the Exchange Act, including those provided under Regulation M.

Incorporation of Certain Documents by Reference, page 15

6.	Please update this section to incorporate by reference your Form 10-QSB for the quarter ended September 30, 2006.

We have updated the incorporation by reference section to incorporate our Form 10-QSB filed on November 14, 2006 for the period ended September 30, 2006

Part II

Signatures, page 18

7.	Please revise to indicate the individual signing the registration statement in the capacity of your controller or principal accounting officer. See Instruction 1 to the signatures section of Form S-3.

We have revised to include the signature of Ms. Tina Gilger our Chief Financial Officer.

* * * *

We acknowledge that in the event we request acceleration of the effective date of this registration statement, we will furnish a letter, at the time of such request including the items set forth in your November 16, 2006 comment letter.

Thank you for your attention to this matter. Please contact the undersigned (818) 222-9195 ext. 110, or Ms. Malea Farsai at (818) 222-9195 ext. 105 if you require any clarification or have any questions.

Very truly yours,

/s/ Patti L. W. McGlasson

Patti L. W. McGlasson
General Counsel
NetSol Technologies, Inc.

Cc: Najeeb Ghauri, CEO NetSol Technologies, Inc.
Rebekah Toton, U.S. SEC